Man Group USA Inc.
717 Fifth Avenue, 9th Floor
New York, NY 10022-8101
Tel +1 212 589 6200
Fax +1 212 589 6585
www.mangroupplc.com




03037373

October 30, 2003

Securities and Exchange Commission
450 Fifth Street
Washington, DC 20549


SUPPL
SEC MAIL
RECEIVED
NOV 10 2003
WASH, D.C.
181

Re: File No. 82-4214 - Man Group plc

Gentlemen:

On behalf of Man Group plc and in accordance with Rule 12g3-2(b) under the Securities Exchange Act of 1934, enclosed please find copies of public announcements made by Man Group plc. These announcements were also sent to the London Stock Exchange for its information. Please contact the undersigned at (212) 589-6270, if you have any questions relating to the enclosed material.

Kindly stamp the enclosed copy of this letter to acknowledge receipt and return it to me in the enclosed envelope. Please note that our office has moved and is now located at the address reflected above.

Sincerely yours,


PROCESSED
NOV 19 2003
THOMSON
FINANCIAL

Donna Balon
Vice President

v\mb\ltr\Sec12s.doc

Man Group plc
28 October 2003

AHL Diversified Futures Ltd Net Asset Value

As at the close of business on 27 October 2003, the Net Asset Value of AHL Diversified Futures Ltd was US$21.85, down 0.77% from the previous week.

Contacts:

David Browne	Man Group plc	020 7144 1000
Paul Lockstone	Merlin Financial	020 7606 1244

IMPORTANT
This material is not an invitation to make a deposit with AHL Diversified Futures Limited (the "Company") nor does it constitute an offer for sale of shares issued by the Company. Man Investments is authorised and regulated in the UK by the Financial Services Authority.

It should be noted that the majority of the products that include AHL are priced on a monthly basis and it is this pricing, therefore, that forms the basis of the majority of performance fees earned. However, the products that are priced on a weekly basis give a more up-to-date indication of the progress of AHL. It should also be noted that whilst the products that will be reported have been chosen to be indicative of the typical AHL product, the performance of the individual products do vary. The product that will be reported weekly will be AHL Diversified Futures Ltd. Its price is calculated based on the close of business each Monday and its price will be published after close of business London time on Tuesday of each week. The product that will be published on a monthly basis will be Athena Guaranteed Futures Limited, which is priced based on the close of business on the last business day of each month. Its price will be released by 7am on the third business day of each month.

The prices of this and other AHL products are also reported in the Financial Times and the International Herald Tribune, in addition to data services such as Reuters, Bloomberg, Micropal and Telekurs, as well as on the web site of Man Investments at www.maninvestments.com

Press Release


ManGroup plc

16 October 2003

Man Group raises US$770 million

Man Group plc, the global provider of alternative investment products and futures broker, today announces that Man Global Strategies Diversified Ltd ('Man Global Strategies Diversified') and the Swiss product Man Multi-Strategy CHF Series 1 Ltd (Man Multi-Strategy CHF) have together raised the equivalent of US$770 million of client money.

Man Global Strategies Diversified raised the equivalent of over US$640 million in its two currency classes, Euros and US Dollars while Man Multi-Strategy CHF raised the equivalent of US$130 million in Swiss Francs. Both products will consist of strategic allocations to arbitrage, directional, equity hedge, long/short equities and managed futures investment styles, and Man-Multi Strategy will also include allocations to multi-strategy managers. These two products differ from earlier products by providing access to a wider range of managers and strategies that give even greater diversification for lower volatility, while still providing the clear advantages of principal protection, profit lock-in and increased investment exposure.

Stanley Fink, Chief Executive of the Man Group plc, today said:

'As a leading global provider of alternative investment products, Man has an established brand and track record for providing investors with consistent returns that have a low correlation with traditional stock and bond investments. The success of these launches continues to demonstrate the attractiveness of our products.'

These products are the latest to apply the extensive knowledge and experience of the Man Global Strategies' investment committee. The portfolio construction skills of Man Global Strategies are evident from the performance of the first product in the Man Multi-Strategy family, Man Multi-Strategy Guaranteed Ltd. With a track record dating back over three years, Man Multi-Strategy Guaranteed Ltd has generated strong and steady returns over a period that has been extremely difficult for traditional assets. As at 31 August 2003, it had achieved an annualised return of 12.4% since inception on 15 July 2000. This is particularly impressive compared to the annualised performance of world stocks -10.8% and world bonds 8.2% over the same period. Capital guarantees have been provided for Man Global Strategies Diversified by Lloyds TSB Bank plc and for Man Multi-Strategy CHF by Royal Bank of Scotland plc. These ensure investors the return of at least 100% of their initial investment at maturity as well as a potential profit lock-in feature.

The next global launch will be Man Multi-Strategy Series 6 Ltd, which will be open for investment on 27 October 2003. This product will target medium-term annualised growth of around 15-17% for an annualised volatility of around 10-12% for both USD and EUR class bonds, and will offer a 120% capital guarantee.

Man Group plc
14 October 2003

AHL Diversified Futures Ltd Net Asset Value

As at the close of business on 13 October 2003, the Net Asset Value of AHL Diversified Futures Ltd was US$22.29, up 3.53% from the previous week.

Contacts:

David Browne	Man Group plc	020 7144 1000
Paul Lockstone	Merlin Financial	020 7606 1244

IMPORTANT
This material is not an invitation to make a deposit with AHL Diversified Futures Limited (the "Company") nor does it constitute an offer for sale of shares issued by the Company. Man Investments is authorised and regulated in the UK by the Financial Services Authority.

It should be noted that the majority of the products that include AHL are priced on a monthly basis and it is this pricing, therefore, that forms the basis of the majority of performance fees earned. However, the products that are priced on a weekly basis give a more up-to-date indication of the progress of AHL. It should also be noted that whilst the products that will be reported have been chosen to be indicative of the typical AHL product, the performance of the individual products do vary. The product that will be reported weekly will be AHL Diversified Futures Ltd. Its price is calculated based on the close of business each Monday and its price will be published after close of business London time on Tuesday of each week. The product that will be published on a monthly basis will be Athena Guaranteed Futures Limited, which is priced based on the close of business on the last business day of each month. Its price will be released by 7am on the third business day of each month.

The prices of this and other AHL products are also reported in the Financial Times and the International Herald Tribune, in addition to data services such as Reuters, Bloomberg, Micropal and Telekurs, as well as on the web site of Man Investments at www.maninvestments.com

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Name of company

Man Group plc

2. Name of shareholder having a major interest

Aviva plc and its subsidiary, Morley Fund Management Limited

We have been informed that Aviva plc and its subsidiary, Morley Fund Management Limited, no longer have a notifiable interest under Section 198 of the Companies Act 1985 in the issued share capital of Man Group plc.

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

A material interest of Aviva plc and its subsidiary, Morley Fund Management Limited.

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

N/A

5. Number of shares / amount of stock acquired

N/A

6. Percentage of issued class

N/A

7. Number of shares / amount of stock disposed

365,500

8. Percentage of issued class

0.12%

9. Class of security

Ordinary shares of 10p each

10. Date of transaction

9 October 2003

11. Date company informed

13 October 2003

12. Total holding following this notification

N/A

13. Total percentage holding of issued class following this notification

N/A

14. Any additional information

N/A

15. Name of contact and telephone number for queries

Mr Barry Wakefield Tel 020 7144 1735

16. Name and signature of authorised company official responsible for making this notification

Mr Barry Wakefield

Date of notification

13 October 2003

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Name of company

Man Group plc

2. Name of shareholder having a major interest

Barclays PLC

We have been informed that Barclays PLC no longer has a notifiable interest under Section 198 of the Companies Act 1985 in the issued share capital of Man Group plc.

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

A material interest of Barclays PLC and various of its subsidiaries.

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

N/A

5. Number of shares / amount of stock acquired

N/A

6. Percentage of issued class

N/A

7. Number of shares / amount of stock disposed

Unknown

8. Percentage of issued class

Unknown

9. Class of security

Ordinary shares of 10p each

10. Date of transaction

Unknown

11. Date company informed

9 October 2003

12. Total holding following this notification

Unknown

13. Total percentage holding of issued class following this notification

Unknown

14. Any additional information

N/A

15. Name of contact and telephone number for queries

Mr Barry Wakefield Tel 020 7144 1735

16. Name and signature of authorised company official responsible for making this notification

Mr Barry Wakefield

Date of notification

9 October 2003

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Name of company

Man Group plc

2. Name of shareholder having a major interest

FMR Corp Group of Companies

Fidelity International Ltd Group of Companies

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

Non-beneficial interest

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

MSS Nominees Limited 37,430

Chase Nominees Limited 3,343,198

RBS Trust Bank 191,028

Bankers Trust 1,066,451

Nortrust Nominees Limited 515,261

BT Globenet Nominees Ltd 85,790

Bank of New York – Europe 28,600

Northern Trust 852,502

HSBC 916,597

State Street Nominees Ltd 689,855

Mellon Trust 332,971

ING Luxembourg 13,850

Royal Trust 15,298

HSBC Client Holdings Nominee (UK) Ltd 2,940,653

Nordea 14,100

Bank of New York – London 661,836

State Street Bank & Trust 1,953,771

NAB – Australia 129,048

Mellon Bank 23,200

Bermuda Far East 15,449

Citibank 79,346

Bank of Bermuda 62,071

Japan Trustee Svcs Bk Lt 7,200

Deutsche Bank AG, London 210,786

Mitsubishi Trust 5,185

Chuo Trust Bank 6,230

JP Morgan 860,832

Brown Brothers Harriman 16,200

Mellon Nominees Ltd 37,400

Chase Manhattan Bank London 704,431

Chase Manhattan Bank AG Frankfurt 14,200

Master Trust Bank of Japan 13,440

Bank of New York, Brussels 137,149

National Australia Bank 32,180

PICG 2,900

BNP Paribas 20,625

Morgan Stanley Trust Co. Nominees Limited Bank 400

5. Number of shares / amount of stock acquired

Unknown

6. Percentage of issued class

Unknown

7. Number of shares / amount of stock disposed

N/A

8. Percentage of issued class

N/A

9. Class of security

Ordinary shares of 10p each

10. Date of transaction

Unknown

11. Date company informed

9 October 2003

12. Total holding following this notification

16,037,463

13. Total percentage holding of issued class following this notification

5.25%

14. Any additional information

The notifiable interests also comprise the notifiable interest of Mr Edward C. Johnson 3rd, a principal shareholder of FMR Corp and Fidelity International Limited.

The notifiable interests include interests held on behalf of authorised Unit Trust Schemes in the UK notwithstanding the exemption from reporting pursuant to S.209 (1) (h) of the Companies Act 1985.

15. Name of contact and telephone number for queries

Mr Barry Wakefield

020 7144 1735

16. Name and signature of authorised company official responsible for making this notification

Mr Peter Clarke, Company Secretary

Date of notification

9 October 2003

Man Group plc
7 October 2003

AHL Diversified Futures Ltd Net Asset Value

As at the close of business on 6 October 2003, the Net Asset Value of AHL Diversified Futures Ltd was US$21.53, up 0.47% from the previous week.

Contacts:

David Browne	Man Group plc	020 7144 1000
Paul Lockstone	Merlin Financial	020 7606 1244

IMPORTANT
This material is not an invitation to make a deposit with AHL Diversified Futures Limited (the "Company") nor does it constitute an offer for sale of shares issued by the Company. Man Investments is authorised and regulated in the UK by the Financial Services Authority.

It should be noted that the majority of the products that include AHL are priced on a monthly basis and it is this pricing, therefore, that forms the basis of the majority of performance fees earned. However, the products that are priced on a weekly basis give a more up-to-date indication of the progress of AHL. It should also be noted that whilst the products that will be reported have been chosen to be indicative of the typical AHL product, the performance of the individual products do vary. The product that will be reported weekly will be AHL Diversified Futures Ltd. Its price is calculated based on the close of business each Monday and its price will be published after close of business London time on Tuesday of each week. The product that will be published on a monthly basis will be Athena Guaranteed Futures Limited, which is priced based on the close of business on the last business day of each month. Its price will be released by 7am on the third business day of each month.

The prices of this and other AHL products are also reported in the Financial Times and the International Herald Tribune, in addition to data services such as Reuters, Bloomberg, Micropal and Telekurs, as well as on the web site of Man Investments at www.maninvestments.com